NEWSUMMI BIOPHARMA CO., INC.
398 Tianlin Road
4th Floor, Xuhui District
Shanghai, PRC 200233

VIA EDGAR
February 10, 2006

Division of Corporation Finance Securities and Exchange Commission 100 Fifth Street, N.E. Washington, D. C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Newsummit Biopharma Co., Inc., Registration Statement on Form SB-2, File No. 333-129708.

Dear Ms. Long:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Newsummit Biopharma Co., Inc., a Delaware corporation (the “Registrant”), hereby applies for withdrawal of its Registration Statement on Form SB-2 (File No. 333-129708) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2005. The withdrawal is necessitated by the pending consummation of a share exchange the Registrant is pursuing with Green Villa Holdings, Ltd. (“Green Villa”), whereby the shareholders of the outstanding shares of capital stock of Green Villa shall receive an aggregate of 10,000,000 shares of the Registrant in exchange for all of the shares of capital stock of Green Villa (the “Share Exchange”). The Share Exchange will change the description of the Registrant in the immediate future.

We intend to refile a registration statement with the Commission upon the consummation of the Share Exchange and such registration statement will address the comments we received from the Commission in the letter dated February 2, 2006.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have at (8621) 50798788 or (86) 13701662905.

Very truly yours,

/s/ Jun Ren
Jun Ren
Chief Executive Officer

cc: Robert S. Matlin, Esq.
Uche D. Ndumele, Esq.